EXHIBIT 99.1

Caledonia Mining Corporation Plc Completion of Shaft Sinking at Blanket Mine

ST HELIER, Jersey, July 24, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) (“Caledonia” or the “Company”) announces that the shaft sinking at the new Central Shaft at Blanket Mine has been completed.  The Central Shaft project has been in progress since early 2015 and the Company has spent approximately $44 million sinking a new shaft from surface to a depth of over 1,200 meters (approximately 4,000 feet).

The project now moves to the equipping phase prior to commissioning which is expected during the third quarter in 2020. Production from Blanket mine is then expected to progressively increase to the target of 80,000 ounces of gold per year from 2022 onwards.

The Company expects the increased production, combined with economies of scale and lower future capital investment, will result in significant increases in Caledonia’s profit and distributable cash.

Commenting on completion of the shaft sinking, Steve Curtis, Caledonia’s Chief Executive Officer, said:

“Completion of the shaft sinking is an important milestone in Caledonia’s investment plan.  I would like to recognise the outstanding contribution of Caledonia’s technical staff, led by Dana Roets, Caledonia’s Chief Operating Officer, who have worked hard over the last five years to ensure that we have reached this point.

“We now commence the equipping phase, which will take approximately 12 months, after which we can commence the production ramp-up towards our target of 80,000 ounces of gold in 2022.”

About Caledonia Mining

Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket Mine”).  In November 2018, Caledonia announced that it had signed a legally binding sale agreement to increase its holding in Blanket Mine to 64%, subject to receipt of, amongst other things, regulatory approvals. Caledonia’s shares are listed on the NYSE American (symbol: CMCL) and on the Toronto Stock Exchange (symbol: CAL) and depositary interests representing the shares are traded on London’s AIM (symbol: CMCL).

As at March 31, 2019, Caledonia had cash of approximately US$9.7m.  Blanket Mine plans to increase production from 54,511 ounces of gold in 2018 to approximately 75,000 ounces in 2021 and approximately 80,000 ounces in 2022; Blanket Mine’s target production for 2019 is between 53,000 and 56,000 ounces. Caledonia expects to publish its results for the quarter to June 30, 2019 on or around August 13, 2019.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth                                                                        Tel: +44 1534 679 802
Maurice Mason                                                                          Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Jessica Cave/James Sinclair-Ford                   Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray                                    Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices and delays in the development of projects.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs and risks relating to the uncertainty of timing of events including targeted production rate increase.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.